SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934
                                October 29, 2007

                         SCOR Holding (Switzerland) Ltd

                 (Translation of registrant's name into English)


                             General Guisan-Quai 26
                                P.O. Box, CH-8022
                               Zurich, Switzerland
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]
  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.


--------------------------------------------------------------------------------

News release


Zurich, Switzerland - October 22, 2007 - SCOR Holding (Switzerland) Ltd. discontinues publishing quarterly financial information with immediate effect


As a result of the acquisition of SCOR Holding (Switzerland) Ltd. (formerly Converium Holding Ltd.) by the SCOR Group, SCOR Holding (Switzerland) Ltd. will discontinue publishing quarterly financial information with immediate effect. SCOR Holding (Switzerland) Ltd. will continue to comply with all applicable mandatory legal and regulatory disclosure obligations until the delisting of its shares from the SWX Swiss Exchange and of its American Depositary Shares from the New York Stock Exchange and the deregistration of its securities and termination of its reporting requirements under the US Securities Exchange Act of 1934.

SCOR Holding (Switzerland) Ltd. has been notified by SCOR SE ("SCOR") that the SCOR Group now holds over 98% of the voting rights of SCOR Holding (Switzerland) Ltd. and was informed by SCOR of its intention to file a cancellation action in respect of the remaining shares of SCOR Holding (Switzerland) Ltd. not owned by the SCOR Group in accordance with article 33 of the Swiss Stock Exchanges and Securities Trading Act.

Following the acquisition of SCOR Holding (Switzerland) Ltd. (formerly Converium Holding Ltd.) by the SCOR Group, Roland Imfeld was named the new Head of Human Resources for the Zurich hub. Christiane Bisanzio, former Head of Human Resources, leaves the company with immediate effect. Jakob Eugster, previously Executive Vice President for Standard Property & Casualty Reinsurance, also leaves the company with immediate effect.


Enquiries

Communications                     Marco Circelli
Phone:  +41 44 639 90 22           Head of Investor Relations
Fax:    +41 44 639 70 22           mcircelli@scor.com
                                   Phone:  +41 44 639 91 31
                                   Fax:    +41 44 639 71 31

                                   Inken Ehrich
                                   Investor Relations Specialist
                                   iehrich@scor.com
                                   Phone:  +41 44 639 90 94
                                   Fax:    +41 44 639 70 94


Converium Holding (Switzerland) Ltd.

Converium Holding (Switzerland) Ltd. is a subsidiary of SCOR SE and is based in Zurich, Switzerland. The Company has an "A-" ("strong") financial strength rating (outlook stable) from Standard & Poor's and a "A-" ("excellent") financial strength rating (outlook stable) from A.M. Best Company.

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated October 29, 2007

                                        SCOR Holding (Switzerland) Ltd
                                        (Registrant)

                                        By: /s/ Benjamin Gentsch
                                            Name:   Benjamin Gentsch
                                            Title:  Chief Executive Officer


                                        SCOR Holding (Switzerland) Ltd
                                        (Registrant)

                                        By: /s/ Chris Wing
                                            Name:   Chris Wing
                                            Title:  Chief Financial Officer


                                     - 3 -